UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM 12b - 25

                           NOTIFICATION OF LATE FILING
                                                                SEC FILE NUMBER
                                                                  333-118568

                                                                  CUSIP NUMBER
                                                                   637132 10 1

[x] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q [ ] Form 10-D [ ] Form N-SAR [ ] Form N-CSR

         For Period Ended: December 31, 2004

         [ ] Transition Report on Form 10-K
         [ ] Transition Report on Form 20-F
         [ ] Transition Report on Form 11-K
         [ ] Transition Report on Form 10-Q
         [ ] Transition Report on Form N-SAR For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I     -      REGISTRANT INFORMATION

Full Name of Registrant:       NATIONAL PATENT DEVELOPMENT CORPORATION

Former Name if Applicable:

Address of Principal Executive Office (Street and Number):777 Westchester Avenue

City, State and Zip Code:    White Plains, NY 10604

Part II    -      RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12(b)-25(b) the following should be completed. (Check box if appropriate)


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(a)      The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25
(c) has been attached if applicable.

Part III   -      NARRATIVE

State below in reasonable detail the reason why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant cannot file its report on Form 10-K for the year ended December 31, 2004 without unreasonable effort or expense because an unexpected significant large portion of the time and effort of its financial reporting personnel has been devoted to financial maters relating to the recently completed spin-off of the Company from GP Strategies Corporation ("GP").

Part IV    -      OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

              Andrea D. Kantor            914                   249-9716
           ----------------------    -------------        ---------------------
                    Name               Area Code             Telephone Number

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify reports. [x] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [x ] Yes[ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of these results cannot be made.:

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            Total revenue for the year ended December 31, 2004 increased by $6.5 million, or 6.3%, from $103.7 million for the year ended December 31, 2003 to $110.2 million, reflecting an increase in revenue from the Company's home improvement distribution business, Five Star.

            Total costs and expenses during the same period increased by $9.1 million, or 8.9%, primarily due to: (a) an increase in cost of goods sold associated with the increases in revenue of approximately $6 million; (b) an increase in selling, general and administrative expenses of approximately $1.7 million due to increased allocations of expenses from GP Strategies, as well as increased expenses at Five Star and MXL, the Company's optical plastics business; and (c) an approximate $1.2 million increase in investment losses, primarily due to an other-than-temporary decline in market value in the Company's investment in Millennium Cell stock.

            Loss before income taxes and minority interest for the year ended December 31, 2004 was $2.2 million compared to income before income taxes and minority interest of $0.4 million for the year ended December 31, 2003, a decrease of $2.6 million, primarily reflecting the increase in costs and expenses noted above, offset by the increase in revenues noted above.

            Due to the complexity of the calculations involving the Company's income taxes in light of the spin-off of National Patent Development from GP Strategies, the Company is currently unable to present a reasonable estimate of net income and per share data, however the Company's report on Form 10-K will contain such information.


                     NATIONAL PATENT DEVELOPMENT CORPORATION
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.




Date:    March 31, 2005             BY: Gregory Golkov
                                        Director of Finance


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